                                                Filed Pursuant to Rule 424(b)(5)
                                                      SEC File No. 33-62212

                             PROSPECTUS SUPPLEMENT
                    (TO PROSPECTUS DATED DECEMBER 6, 1995)

                                 30,000 SHARES

                         CAPSTEAD MORTGAGE CORPORATION

                            SHARES OF COMMON STOCK
                             (PAR VALUE OF $0.01)

                               ----------------

     Pursuant to a Sales Agency Agreement dated as of December 6, 1995 (the "Sales Agency Agreement") between Capstead Mortgage Corporation (the "Company") and PaineWebber Incorporated ("PaineWebber"), which has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement is a part and which is incorporated by reference herein, the Company has sold, through PaineWebber, as agent of the Company, 30,000 shares of the Company's common stock, par value $.01 per share (the "Common Stock"), pursuant to ordinary brokers' transactions on the New York Stock Exchange (the "NYSE").

     Pricing Period...............  March 18, 1996 through March 22, 1996
     Shares of Common Stock sold..    5,000   Average Market Price Shares
                                     25,000   Additional Shares
                                     ------
                                     30,000   Total Shares Sold
                                     ======

     Arithmetic Mean of the High and Low
       Sales Prices of the Shares reported
       on the NYSE (the "Average Market Price") for each Trading Day of the Pricing Period:

                                                            Average for
   03/18/96   03/19/96   03/20/96   03/21/96   03/22/96    Pricing Period
   ----------------------------------------------------------------------
   $24.1875   $24.8750   $24.8125   $24.8750   $25.1250    $24.7750

     High and Low Sales Prices at which
       Average Market Price Shares were sold
       during the Pricing Period .................$25.125     $24.375

     Average Market Price Shares:

     Gross Proceeds to Company.........  $123,875.00       Gross Sales Proceeds..............  $124,250.00
     3.5% Discount.....................  $  4,335.63       Compensation to Agent.............  $  4,710.63
     Net Proceeds to Company...........  $119,539.37       Net Proceeds to Company...........  $119,539.37

     Additional Shares Sold:

     Gross Proceeds to Company.........  $621,087.50
     Commission to Agent...............  $ 21,738.08
     Net Proceeds to Company...........  $599,349.42
     Total Net Proceeds to Company.....  $718,888.79(1)    Total Compensation to Agent.......  $ 26,448.71

-------------
(1)  Before deducting expenses payable by the Company

     On March 22, 1996, the last reported sales price of the shares of Common Stock on the NYSE was $25.1250 per share.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               ----------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 25, 1996.

  Pursuant to the terms of the Sales Agency Agreement, the Company may issue and sell up to 3,750,000 shares of the Common Stock from time to time through PaineWebber, as sales agent for the Company; up to 2,250,000 of such shares are being offered under the Registration Statement of which this Prospectus Supplement forms a part. Such sales, if any, will be made by means of ordinary brokers' transactions on the NYSE. Such sales will be effected during a series of one or more pricing periods (each, a "Pricing Period"), each consisting of five consecutive calendar days in duration, unless a shorter period has otherwise been agreed to by the Company and PaineWebber. During any Pricing Period, no more than 40,000 shares will be sold, in the manner described below, as "Average Market Price Shares". For each Pricing Period, an Average Market Price (as hereinafter defined) will be computed. With respect to any Pricing Period, "Average Market Price" shall equal the average of the arithmetic mean of the high and low sales prices of the Common Stock of the Company reported on the NYSE for each trading day of such Pricing Period.

    The net proceeds to the Company with respect to sales of Average Market Price Shares will equal a predetermined percentage of the Average Market Price for each share of Common Stock sold during the Pricing Period (96.5% for the first 750,000 shares that may be sold under the Sales Agency Agreement, 97.0% for the next 750,000 shares that may be sold thereunder, 97.5% for the next 750,000 shares that may be sold thereunder and 97.75% for the remaining 1,500,000 shares that may be sold thereunder), plus Excess Proceeds (as defined below), if any. The compensation to PaineWebber for such sales in any Pricing Period will equal the difference between the aggregate gross sales prices at which such sales are actually effected and the net proceeds to the Company for such sales, but in no case will exceed the maximum amount permitted pursuant to any applicable requirements of the National Association of Securities Dealers, Inc., as determined in good faith by PaineWebber (the "Maximum Commission"). To the extent that such aggregate gross sales prices are less than the Average Market Price, the compensation to PaineWebber would be correspondingly reduced; to the extent that such aggregate gross sales prices are greater than the Average Market Price, the compensation to PaineWebber will be correspondingly increased. To the extent that PaineWebber's compensation under the foregoing formula would otherwise exceed the Maximum Commission, the excess will constitute additional net proceeds to the Company (the "Excess Proceeds").

  Any shares of Common Stock sold by PaineWebber during the Pricing Period on behalf of the Company other than Average Market Price Shares ("Additional Shares") will be at a fixed commission rate equal to a predetermined percentage of the share price per share (3.5% for the first 750,000 shares that may be sold under the Sales Agency Agreement, 3.0% for the next 750,000 shares that may be sold thereunder, 2.5% for the next 750,000 shares that may be sold thereunder and 2.25% for the remaining 1,500,000 shares that may be sold thereunder) for the number of Additional Shares sold in a Pricing Period. Unless otherwise indicated in a further Prospectus Supplement, PaineWebber as sales agent will act on a best efforts basis.

  Settlements of sales of Additional Shares and Average Market Price Shares will occur on the third business day following the date on which any such sales are made. Purchases of Common Stock from PaineWebber as sales agent for the Company will settle the regular way on the national securities exchange where such purchases were executed. Compensation to PaineWebber with respect to sales of Average Market Price Shares will be paid out of the proceeds of the Average Market Price Shares that settle the third business day following the last day of a Pricing Period. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

  At the end of each Pricing Period, the Company will file an additional Prospectus Supplement under the applicable paragraph of Rule 424(b) promulgated under the Act, which Prospectus Supplement will set forth the dates included in such Pricing Period, the number of such shares of Common Stock sold through PaineWebber as sales agent (identifying separately the number of Average Market Price Shares and any Additional Shares), the high and low prices at which Average Market Price Shares were sold during such Pricing Period, the net proceeds to the Company and the compensation payable by the Company to PaineWebber with respect to such sales pursuant to the formula set forth above. Information regarding the Pricing Period commencing March 18, 1996 and ending March 22, 1996 is set forth above.

  To the extent the Company desires to sell more than 2,250,000 shares of Common Stock pursuant to the Sales Agency Agreement, the Company shall file a new registration statement with respect to such shares and shall cause such registration statement to become effective.

  In connection with the sale of the Common Stock on behalf of the Company, PaineWebber may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Act"), and the compensation of PaineWebber may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to PaineWebber against certain civil liabilities, including liabilities under the Act. PaineWebber may engage in transactions with, or perform services for, the Company in the ordinary course of business.

  The offering of Common Stock pursuant to the Sales Agency Agreement will terminate upon the earlier of (i) the sale of all shares of Common Stock subject thereto and (ii) termination of the Sales Agency Agreement. The Sales Agency Agreement may be terminated by the Company in its sole discretion on December 6, 1996. PaineWebber has the right to terminate the Sales Agency Agreement after December 6, 1996, or earlier if the Company engages another agent to sell shares under a program substantially similar to the program covered by the Sales Agency Agreement, or in certain other circumstances specified in the Sales Agency Agreement.

                                      S-2